Exhibit 2(b)

Consolidated Balance Sheets

As at December 31
(Thousands of Canadian Dollars)

	NOTES	2004	2003	2002
ASSETS

CURRENT ASSETS
Cash and short term deposits		$18,879	$52,075	$58,687
Accounts receivable		40,940	41,817	58,808
Income taxes recoverable		4,074	1,641	4,878
Inventories	4	33,999	38,791	42,915
Future income taxes	14	6,071	6,779	—

		103,963	141,103	165,288

Property, plant and equipment	5	127,043	145,030	151,778
Property held for sale	6	1,027	8,437	—
Investment	7	7,830	7,830	10,324
Goodwill	2	11,106	7,504	4,170
Future income taxes		15,636	12,284	5,355
Intangible and other assets	8	12,127	15,191	16,875

		174,769	196,276	188,502

		$278,732	$337,379	$353,790

LIABILITIES
CURRENT LIABILITIES
Bank borrowings		$12,036	$—	$—
Accounts payable and accrued liabilities		29,543	34,013	26,220
Current portion of long term debt	9	3,095	63,448	—

		44,674	97,461	26,220

Long term debt	9	2,808	3,770	72,833
Future income taxes	14	12,271	14,630	13,963

		15,079	18,400	86,796

		59,753	115,861	113,016

Contingencies	10

SHAREHOLDERS’ EQUITY
Share capital		157,237	155,237	151,826
Contributed surplus		4,741	1,711	—
Retained earnings	11	57,001	64,570	88,948

		218,979	221,518	240,774

		$278,732	$337,379	$353,790

Signed on behalf of the Board of Directors

Robert M. Tessari	William S. Rice
Director	Director

        TESCO CORPORATION
18    2004 ANNUAL REPORT

Consolidated Statements of Income and Retained Earnings
For the Years Ended December 31
(Thousands of Canadian Dollars except per share information)

	NOTES	2004	2003	2002

SALES		$179,061	$185,663	$152,413
Cost of sales		112,767	122,271	93,713

Gross profit		66,294	63,392	58,700

EXPENSES
Product development		3,882	9,893	11,757
Selling, general and administrative		34,002	34,854	33,649
Depreciation and amortization		18,905	16,862	12,077
Stock Compensation		3,030	1,711	—
Financial expense	12	6,227	7,219	2,698

		66,046	70,539	60,181

Earnings (loss) before restructuring charges and other exceptional items, income taxes and discontinued operations		248	(7,147)	(1,481)
Restructuring charges and other exceptional items	13	(4,851)	(28,080)	—

Loss before income taxes		(4,603)	(35,227)	(1,481)

Income taxes
Current		5,824	2,193	(2,735)
Future		(2,458)	(13,042)	2,390

	14	(2,966)	(10,849)	(345)

Net loss for the year		(7,569)	(24,378)	(1,136)
Retained earnings, beginning of year		64,570	88,948	90,084

Retained earnings, end of year		$57,001	$64,570	$88,948

Earnings (loss) per share
Basic and diluted		$(0.22)	$(0.71)	$(0.03)
Weighted average number of shares		34,778,463	34,542,532	34,185,631

TESCO CORPORATION
2004 ANNUAL REPORT	19

Consolidated Statements of Cash Flows
For the Years Ended December 31
(Thousands of Canadian Dollars)

	NOTES	2004	2003	2002

OPERATING ACTIVITIES
Net earnings (loss) from continuing operations for the year		$(7,569)	$(24,378)	$(1,136)
Adjusted for items not requiring an outlay of cash
Stock compensation expense		3,030	1,711	—
Future income taxes		(2,458)	(13,042)	2,390
Impairment losses and other non cash exceptional charges		3,340	5,430	—
Depreciation and amortization		18,905	16,862	12,077
Gain on sale of property, plant and equipment		(842)	—
Amortization of financial items		73	99	101
Equity in earnings of affiliate	7	—	(364)	(31)
Amortization of deferred maintenance costs	8	—	2,105	368
Unrealized foreign exchange (gains) losses		(170)	(4,522)	(283)

		14,309	(16,099)	13,486
Changes in non-cash balances affecting operations	15	(3,779)	28,811	(17,440)
Expenditures on deferred maintenance costs		—	—	(2,473)

		10,530	12,712	(6,427)

INVESTING ACTIVITIES
Additions to property, plant and equipment		(10,107)	(24,024)	(57,600)
Proceeds on sale of property, plant and equipment		5,755	5,211	275
Proceeds on property held for resale		9,530	—	—
Purchase of Bo Gray assets	2	(3,602)	(3,334)	(16,790)
Intangible and other assets:
- payments		(2,203)	(2,536)	(5,704)
- receipts		3,328	—	317

		2,701	(24,683)	(79,502)
Increase in accounts payable from:
Additions to property, plant and equipment		341	—	5,653
Purchase of Bo Gray assets		134	3,334	—

		3,176	(21,349)	(73,849)

FINANCING ACTIVITIES
Proceeds from bank borrowings		12,639	7,947	—
Repayments of long term debt		(59,667)	(430)	—
Issue of share capital	11	2,000	3,411	4,843

		(45,028)	10,928	4,843

Effect of unrealized foreign exchange gains (losses) on cash balances		(1,874)	(8,903)	(448)

Decrease in cash and cash equivalents		(33,196)	(6,612)	(75,881)
Net cash and cash equivalents, beginning of year		52,075	58,687	134,568

Net cash and cash equivalents, end of year		$18,879	$52,075	$58,687

Cash is comprised of:
Bank balances		$11,069	$21,244	$11,367
Money market instruments		7,810	30,831	47,320

		$18,879	$52,075	$58,687

TESCO CORPORATION
20	2004 ANNUAL REPORT

Notes to the Consolidated Financial Statements
For the Years Ended December 31
(Thousands of Canadian Dollars except per share information)

TESCO Corporation provides a range of products and services to reduce the cost of drilling for oil and gas. The Corporation conducts its business in many oil producing regions around the world.

1. Accounting Policies

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The preparation of these financial statements requires management to make estimates as to the eventual financial consequences of many of the transactions and business activities of the Corporation. Management makes these estimates based on its judgment of the likely outcome of future events; there is a risk that the actual outcome will be different than expected and that such differences will have a material financial effect on future reported results.

Significant specific accounting policies applied by the Corporation are:

(a) Consolidation

The consolidated financial statements include the accounts of the Corporation and its domestic and foreign subsidiaries, all of which are wholly owned.

(b) Foreign currency translation

The Corporation’s foreign operations are considered to be fully integrated and all amounts in foreign currencies are translated to Canadian dollars on the following basis:

•	monetary assets and liabilities, at the exchange rate prevailing at period end;

•	non-monetary assets and liabilities at historic rates of exchange;

•	revenues and expenses (excluding depreciation and amortization which are translated at the same rate as the related assets), at the average rate of exchange for the period.

Resulting foreign exchange translation gains and losses, including those arising from other transactions denominated in foreign currencies, are included in the statement of earnings.

(c) Revenues

Revenue from services, including the provision of the Corporation’s drilling equipment, is recognized as the services are rendered based upon agreed daily, hourly or job rates. Revenue from the sale of products, other than equipment built pursuant to specialized manufacturing contracts, is recognized when the product is delivered to the customer with no right of return. Revenue from the sale of equipment built pursuant to specialized manufacturing contracts is recognized over the term of the contract by applying the percentage of completion method using measurements of progress towards completion appropriate for the work performed. Anticipated losses on such contracts are provided for in full when any such loss is identified.

The Corporation provides product warranties on equipment sold pursuant to manufacturing contracts and makes provision for the anticipated cost of these warranties through cost of sales; this warranty provision is reviewed periodically to assess its adequacy in the light of actual warranty costs incurred.

(d) Cash

Cash includes investments in highly liquid money market instruments which are readily convertible to known amounts of cash, subject to insignificant risk of changes in value and held to meet operating requirements.

(e) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost includes materials, direct labour and applicable factory overhead computed on a first-in, first-out basis.

(f) Property, plant and equipment

The Corporation’s drilling equipment maintained for the provision of drilling services to customers is included as drilling equipment in property, plant and equipment. The sale of such equipment results in its net book value being expensed as cost of sales.

TESCO CORPORATION
2004 ANNUAL REPORT	21

(g) Depreciation and amortization

Depreciation and amortization of property, plant and equipment and intangible assets is computed on the following basis:

Asset Category	Description	Method	Rate
Land, buildings and	Land	None	—
leaseholds	Buildings	Straight line	20 years
	Wellsite training centre	Straight line	10 years
	Leasehold improvements	Straight line	Lease term

Drilling equipment	Major equipment	Usage	1,650 - 3,650 days
	Support equipment	Declining balance	40%

Manufacturing equipment		Declining balance	20%

Office and other	Computer hardware and software	Straight line	3-5 years
	Furniture, equipment and vehicle	Declining balance	20% - 30%

Technology and development cost		Straight line	12 years

The estimated residual value of all capital assets is immaterial.

(h) Investment

Investments are accounted for at cost, except where the Corporation has significant influence over the strategic business decisions of the investee, in which case the investment is accounted for using the equity method. Provision is made for any decline in the carrying value of an investment that is considered to be other than temporary.

(i) Goodwill

Goodwill, which represents the value of businesses acquired by the Corporation in excess of the fair market value of all of the identifiable tangible and intangible net assets of the acquired businesses at the time of their acquisition, is considered to have an indefinite life and is carried at the lower of cost and fair value. Annually, on the anniversary of the acquisition date, management assesses the fair value of goodwill. Any resulting impairment loss is charged to income and disclosed separately in the statement of income.

(j) Product development

The Corporation expenses product development costs, other than the costs of product development for specific applications the recovery of which, in the opinion of management, can be reasonably assured given existing and anticipated future industry conditions. Such costs are capitalized as technology and development costs and amortized over the expected useful life of the asset. Payments received from third parties, including payments for the use of equipment prototypes, during the research or development process are credited to the related costs. Product development costs that are capitalized are assessed periodically by reference to anticipated future undiscounted cash flows to determine if the carrying value is still appropriate.

(k) Income taxes

The Corporation recognizes future income tax assets and liabilities in respect of the estimated tax consequences attributable to differences between amounts reported in the financial statements and the tax bases of these amounts using enacted or substantively enacted tax rates that are expected to apply when the differences are anticipated to reverse. The effect of a change in tax rates on future income tax assets or liabilities is recognized in the period that the change occurs.

(l) Stock-based compensation

Commencing in 2003, the Corporation recognizes a compensation expense in respect of stock options granted under the Corporation’s Stock Option Plan described in Note 11. The expense is equal to the estimated fair value of the option at its grant date and is amortized over the vesting period of the option. The compensation expense recognized in income is adjusted for options that are forfeited prior to vesting at the time of forfeiture. Compensation expense is initially credited to contributed surplus and transferred to share capital when the option is exercised. No compensation expense is recognized in respect of stock options granted prior to January 1, 2003. Consideration received on the exercise of stock options is credited to share capital.

TESCO CORPORATION
22	2004 ANNUAL REPORT

(m) Per share information

Per share information is computed using the weighted average number of common shares outstanding during the year. Diluted per share information is calculated using the treasury stock method. The treasury stock method assumes that any proceeds obtained upon exercise of in the money options would be used to purchase common shares at the average market price during the period. No adjustment to diluted earnings per share is made if the result of this calculation is anti dilutive.

2. Acquisition

Effective November 1, 2002, the Corporation acquired all of the assets and ongoing business of Bo Gray Casing and A&M Tubular Maintenance (“Bo Gray”). Bo Gray is a casing and tubular running company operating in east Texas and northern Louisiana. The assets and operations of Bo Gray are included in the Wellsite Services Division of the Corporation. No cash or cash equivalents were acquired. These financial statements include the results of operations for Bo Gray from November 1, 2002. The assets acquired and consideration given up were as follows:

Assets acquired:
Working capital	$2,193
Property, plant and equipment	10,427
Goodwill
– arising on date of acquisition	4,170
– arising from deferred purchase consideration	6,936

$23,726

Consideration:
Cash paid	20,258
Payable in respect of deferred purchase amount	3,468

$23,726

In addition to the cash consideration paid at the time of acquisition, the vendors were entitled to receive a maximum of a further U.S.$5.5 million payable in cash from future operating cash flows of the acquired business until October 31, 2005 (of which US$2,913 is due in respect of the year ended October 31, 2004 and is payable by January 29, 2005, and US$2,622 was paid in respect of the year ended October 31, 2003). All of the goodwill acquired as a result of this acquisition is depreciable for income tax purposes.

3. Financial Instruments

The carrying value of cash, investments in short-term commercial paper and other money market instruments, accounts receivable, accounts payable and accrued liabilities approximates their fair value due to the relatively short-term period to maturity of the instruments.

The Corporation has made deposits and has certain receivables that are not refundable or due within one year. Management has reviewed these items, which are included in Intangible and Other Assets (Note 8), by reference to their terms, including rates of interest earned, and determined that their fair value is not materially different than their carrying value.

The fair value of the Corporation’s long-term debt depends primarily on current market interest rates for debt issued with similar maturities by companies with risk profiles similar to the Corporation’s. The fair value of the Corporation’s long term debt at December 31, 2004 is not materially different than its carrying value of $5,903 (2003 — $70,931, 2002 — $77,230).

The Corporation’s accounts receivable are principally with major international and state oil and gas service and exploration and production companies and are subject to normal industry credit risks.

From time to time, derivative financial instruments are utilized by the Corporation in the management of its foreign currency and interest rate exposures. The Corporation does not use derivative financial instruments for trading or speculative purposes and accounts for all such instruments using the fair value method. Currency exchange exposures on foreign currency denominated balances and anticipated cash flows are managed by foreign exchange forward contracts when it is deemed appropriate. Exposures arising from changes in prevailing levels of interest rates relative to the contractual rates on the Corporation’s debt are managed by entering into interest rate swap agreements when it is deemed appropriate. The fair value of derivative financial instruments to which the Corporation is a party is recorded on the balance sheet and disclosed separately. All gains and losses, both realized and unrealized, are recorded in income as they arise and are included in Other Financial Items (Note 12). The Corporation was not a party to any derivative financial instruments at December 31, 2004, 2003 or 2002.

TESCO CORPORATION
2004 ANNUAL REPORT	23

4. Inventories

	2004	2003	2002

Drilling equipment held for sale	$—	$—	$673
Manufacturing work in progress	4,659	9,460	11,278
Components for manufacturing and field service	29,340	29,331	30,964

	$33,999	$38,791	$42,915

5. Property, Plant and Equipment

		Accumulated
		Depreciation and
At December 31, 2004	Cost	Amortization	Net Book Value

Land, buildings and leaseholds	$15,205	$4,041	$11,164
Wellsite training centre	7,228	1,819	5,409
Drilling equipment	151,936	51,781	100,155
Work in progress	1,555	—	1,555
Manufacturing equipment	7,569	4,262	3,307
Office and other	19,862	14,409	5,453

	$203,355	$76,312	$127,043

		Accumulated
		Depreciation and
At December 31, 2003	Cost	Amortization	Net Book Value

Land, buildings and leaseholds	$12,419	$3,890	$8,529
Wellsite training centre	7,208	881	6,327
Drilling equipment	154,745	43,118	111,627
Work in progress	2,331	—	2,331
Manufacturing equipment	10,871	3,485	7,386
Office and other	17,144	8,314	8,830

	$204,718	$59,688	$145,030

		Accumulated
		Depreciation and
At December 31, 2002	Cost	Amortization	Net Book Value

Land, buildings and leaseholds	$19,170	$2,984	$16,186
Wellsite training centre	7,174	163	7,011
Drilling equipment	144,610	35,169	109,441
Work in progress	10,141	—	10,141
Manufacturing equipment	5,398	2,383	3,015
Office and other	12,744	6,760	5,984

	$199,237	$47,459	$151,778

Manufacturing equipment includes $2,082 (2003 — $5,074, 2002 — Nil) of cost and $557 (2003 - $409, 2002 — Nil) of accumulated depreciation relating to assets acquired under capital leases.

Drilling equipment includes related manufacturing costs and overhead. Work in progress, which relates to drilling equipment under construction, is not depreciated. The net book value of drilling equipment included in cost of sales for the year is $4,740 (2003 — $2,816 and 2002 — $ Nil).

6. Property Held for Sale

During the year ended December 31, 2003, the Corporation listed for sale land that it had purchased to construct an integrated manufacturing and corporate facility in Calgary. Management evaluated the fair value of this land based on existing conditional sales contracts and offers to purchase parcels of the land and advice from real estate sales agents as to current sales prices for comparable land. Based on this evaluation, the Corporation wrote down the carrying value of the land by $2,614 to its estimated net realizable value of $8,437. This expense was included in the consolidated income statement as part of restructuring charges and other exceptional items for the year ended December 31, 2003 (Note 13). During the year ended December 31, 2004, the land was sold for net cash proceeds of $9,530. In connection with the sale of this land, the Corporation has retained an obligation for certain servicing costs, including road construction, for which full provision has been made in these financial statements.

TESCO CORPORATION
24	2004 ANNUAL REPORT

In 2004, management committed to a plan to consolidate manufacturing activities into a single building and certain machine tools acquired with the facility are to be sold. Management has written down the book value of these machines to a recoverable value and are now included in the balance sheet as property held for sale.($1,027)

7. Investment

The Corporation owns 5.4 million common shares of Drillers Technology Corp. (“DTC”), which had a market value at December 31, 2004 of $7,020. This investment was accounted for using the equity method until May 2003 when, as a result of a refinancing of DTC, the Corporation ceased to exercise significant influence over the strategic management and operating decisions of DTC. Included in the carrying value of the Corporation’s investment in DTC at December 31, 2004 is $1,578 of equity in DTC’s earnings (2003 – $1,578, 2002 – $1,214). At December 31, 2003, the Corporation recorded an impairment provision against the carrying amount of this investment, which is included as part of restructuring charges and other exceptional items for the year ended December 31, 2003 (Note 13).

DTC is a drilling contractor and the Corporation has had and continues to have business transactions with DTC, both as a vendor and a customer, on normal commercial terms. The following amounts are included in the consolidated financial statements (after eliminating inter-company profits) in respect of these transactions for the period during which the Corporation exercised significant influence over DTC’s strategic business decisions:

	2004	2003	2002

Revenues	$—	$2,050	$916
Cost of sales	—	234	1,341
Product development expense	—	—	2,013
Accounts receivable	—	—	733
Accounts payable	—	—	—

8. Intangible and Other Assets

	2004	2003	2002

Technology and development costs	$13,165	$13,165	$13,126
Less: accumulated amortization	5,907	4,810	3,713

	7,258	8,355	9,452

Deferred maintenance costs	—	—	2,473
Less: accumulated amortization	—	—	368

	—	—	2,105

Deposits, notes and other non-current receivable	4,869	6,836	5,318

	$12,127	$15,191	$16,875

The Corporation operates a program of scheduled, periodic maintenance for its drilling equipment. Costs incurred under this program were deferred and amortized over the period until the next scheduled maintenance until 2003 when, as a result of a change in Canadian generally accepted accounting principles, this policy was no longer considered to be an acceptable accounting practice. The Corporation adopted this change prospectively and wrote off the balance of deferred maintenance costs, net of accumulated amortization, at December 31, 2002. This expense of $2,105 was included in restructuring charges and other exceptional items for the year ended December 31, 2003 (Note 13).

TESCO CORPORATION
2004 ANNUAL REPORT	25

9. Long Term Debt

(a) Components of long term debt are:

	2004	2003	2002

U.S. $46,500 unsecured Senior Notes due on October 15, 2004 with interest at 7.59% payable semi-annually	$—	$60,097	$73,005
Less — deferred financing costs	—	(73)	(172)

	—	60,024	72,833

U.S. $3,760 lease obligation payable in equal monthly installments of U.S. $58 including interest at 4.59% secured by machinery and equipment with a net book value at December 31, 2004 of $3,730	3,512	4,492	—
U.S. $2,125 mortgage payable in equal monthly installments of U.S. $16 including interest at 4.25% secured by land and buildings with a net book value at December 31, 2004 of $5,698	2,391	2,702	—

	5,903	67,218	—
Less - current portion	3,095	63,448	—

	$2,808	$3,770	$72,833

(b) The Corporation has credit facilities with its primary Canadian bank that provide a maximum loan, repayable on demand, of $35,000. Credit facilities include a $15,000 unsecured operating line and a $20,000 secured line of credit. Interest on amounts drawn under the facilities are at the bank’s prime rate. At December 31, 2004, U.S. $10,000 was drawn under the unsecured facility (2003 – Nil, 2002 – Nil).

(c) From time to time, the Corporation is required to provide letters of credit in connection with the importation of its equipment to foreign countries and to secure its performance on certain contracts (Note 10(b)). When drawn on its primary Canadian bank, these letters of credit reduce the amount available to be drawn against the unsecured line of credit. At December 31, 2004, the Corporation had letters of credit outstanding drawn on its primary Canadian bank of $1,101. The Corporation also has an unsecured letter of credit facility of U.S. $3,000 with a second bank. At December 31, 2004, the Corporation had letters of credit outstanding drawn against this facility of U.S. $1,827.

10. Contingencies

(a) The Corporation has been advised by the Mexican tax authorities that they believe significant expenses incurred by TESCO’s Mexican operations in 1996 – 2000 are not deductible for Mexican tax purposes. Formal reassessments disallowing these deductions were issued in respect of 1996 – 2000. All of these reassessments have been appealed to the Mexican court system. Although the years 1997, 1998 and 1999 have been decided in TESCO’s favour, TESCO’s Mexican tax advisors have indicated that the tax authorities have the right to recommence audit proceedings and issue new reassessments at any time until years become statute barred. TESCO understands that these years become statute barred over the period 2005 – 2007. TESCO has received no indication from the Mexican tax authorities of their intentions with respect to these years and management is unable to predict on what grounds the tax authorities may issue further reassessments or estimate the amount of any additional taxes that may be claimed. The Corporation’s exposure in respect of these reassessments, including taxes, interest and penalties, was estimated to be $13.5 million prior to the favorable court decision related to 1997 – 1999. The reassessments in respect of 1996 and 2000 are still before the Mexican courts. Management estimates that the current maximum exposure to the Corporation, including taxes, interest and penalties, in respect of these two years still before the courts is approximately $4.8 million, of which approximately $4.0 million has been paid and is included as a long term receivable in Intangible and Other Assets. TESCO continues to believe that the basis for the reassessments is incorrect. Should the Corporation be unsuccessful in overturning the reassessments, the amount paid in respect of 1996 together with amounts as yet unpaid will be recorded as a charge against earnings, offset to some extent by the ability to claim additional foreign tax credits against Canadian taxes. If the Mexican Tax Authorities recommence audit proceedings and issue new reassessments for 1997 – 1999, and the Corporation does not prevail and is held liable for the additional taxes, interest and penalties for all years of 1996 – 2000, the maximum exposure would be $15.7 million.

TESCO CORPORATION
26	2004 ANNUAL REPORT

(b) The Corporation is contingently liable under letters of credit and similar instruments that it is required to provide from time to time in connection with the importation of equipment to foreign countries and to secure its performance on certain contracts. At December 31, 2004 the total exposure to the Corporation under outstanding letters of credit and similar instruments was $18,374, including $3,300 issued under the bank credit facilities described in Note 9 (b).

(c) The Corporation, in the normal course of its business, is subject to legal proceedings brought against it and its subsidiaries. The amount of loss the Corporation may suffer as a result of these proceedings is not reasonably estimable until settlement is reached or judgment obtained. Management does not believe that any such proceedings currently underway against the Corporation, either individually or in the aggregate, will have a material adverse effect on the Corporation’s consolidated financial position or results of operations.

11. Share Capital

(a) Authorized

•	Unlimited common shares without par value

•	Unlimited first preferred shares issuable in series

•	Unlimited second preferred shares issuable in series

(b) Issued common shares

	Number of shares	Amount

Balance — December 31, 2001	33,891,931	$146,983
Issued for cash on exercise of options	450,865	4,843

Balance — December 31, 2002	34,342,796	151,826

Issued for cash on exercise of options	363,334	3,411

Balance — December 31, 2003	34,706,130	155,237
Issued for cash on exercise of options	251,550	2,000

Balance — December 31, 2004	34,957,680	$157,237

(c) Stock options

The Corporation has a stock option plan for officers, directors, employees and consultants. Options are exercisable at the market price of the shares on the grant date, vest in equal portions at the end of the first, second and third years and expire no later than seven years from the date of grant. Options outstanding and changes during the years ended December 31, 2004, 2003 and 2002 are:

		2004		2003		2002

		Weighted-		Weighted-		Weighted-
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price

Outstanding — beginning of period	2,097,700	$14.88	2,038,202	$14.30	2,123,967	$12.51
Granted	930,000	$10.53	675,000	$14.40	525,000	$19.35
Exercised	(251,550)	$7.95	(363,334)	$9.39	(450,865)	$10.74
Expired	(240,150)	$15.03	(252,168)	$16.77	(159,900)	$16.87

Outstanding — end of period	2,536,000	$14.01	2,097,700	$14.88	2,038,202	$14.30

Exercisable — end of period	1,540,800	$9.43	1,053,800	$13.71	858,795	$11.64

At December 31, 2004, the Corporation had 1,008,143 options available for future issue. Anti-dilutive options excluded from the calculation of diluted earnings per share were 2,536,000 (2003 – 2,097,700, 2002 – 2,038,200).

Details of the exercise prices and expiry dates of options outstanding at December 31, 2004 are as follows:

		Weighted-	Weighted-		Weighted-
	Options	average	average	Vested	average
	outstanding	years to expiry	exercise Price	options	exercise price

$7.00 – 10.50	743,100	5.5	$9.58	214,200	$8.75
$10.50 – 15.75	884,300	4.8	$13.40	418,000	$13.02
$15.75 – 19.35	908,600	2.2	$18.61	908,600	$18.61

TESCO CORPORATION 2004 ANNUAL REPORT	27

Details of options granted since January 1, 2002 and their fair values, determined using the Black Scholes option pricing model, are as follows:

			Time to	Risk free		Fair
	Options	Exercise	exercise	interest		value
Date of grant	granted	price	(years)	rate	Volatility	($000)

March 14/02	525,000	$19.35	4	4.83%	71%	5,770
March 26/03	100,000	$14.40	4	4.47%	58%	707
May 15/03	540,000	$14.42	4	4.02%	58%	3,785
May 20/03	25,000	$12.95	4	3.85%	58%	157
August 8/03	10,000	$12.90	4	3.82%	56%	60
May 6/04	610,000	$9.89	6	4.31%	62%	3,672
August 25/04	200,000	$11.85	6	4.51%	58%	1,396
September 6/04	100,000	$11.53	6	4.46%	58%	678
December 22/04	20,000	$11.84	6	4.04%	58%	137

The Corporation does not anticipate paying any dividends during the expected life of these options. The weighted average fair value of options granted during the year was $6.33 (2003 – $6.98, 2002 – $10.99).

The Corporation has not recognized any compensation expense in respect of options granted prior to January 31, 2003. If the Corporation had applied the fair value method of accounting for stock-based compensation for options granted in 2002, the pro forma effect of applying this method of accounting would be to increase the loss for the year by $574 (2003: $1,247, 2002: $2,867) to $0.13 per diluted share (2003 – $0.75 per diluted share, 2002 – $0.11 per diluted share).

12. Financial Expense

Items comprising net financial expense are:

	2004	2003	2002

Interest income	$(750)	$(630)	$(2,473)
Interest expense	4,170	5,259	5,606
Foreign exchange (gain) loss	2,316	3,048	1,135
Equity in earnings of affiliate	—	(364)	(31)
Other financial items	491	(94)	(1,539)

	$6,227	$7,219	$2,698

Interest expense includes $4,082 (2003 – $5,095, 2002 – $5,493) in respect of debt initially incurred for a period exceeding one year.

Other financial items, for the year ended December 31, 2002, included income of $1,071 in respect of an interest rate swap arrangement entered into and closed out during 2002.

28	TESCO CORPORATION 2004 ANNUAL REPORT

13. Restructuring Charges and Other Exceptional Items

During 2003, the Corporation undertook a review of its cost structure and resource base in the context of current and anticipated business conditions. As a result of this review, actions were taken or committed to that resulted in the Corporation recording substantial charges against earnings for that year that are non-recurring and do not typify normal business activities of the Corporation. In 2004, additional changes were identified that resulted in further charges. These charges are:

	2004	2003
Workforce reduction. Approximately 10% of the Corporation’s work force was laid off in June 2003; further lay offs occurred in November 2003 and December 2004. Full provision has been made for the costs associated with these personnel reductions. In addition, the Corporation committed to closing its administrative office in Pau, France in 2003 and shutting down its operations in Algeria in 2004. Full provision has been made for severance and other costs associated with these closures.	1,950	3,217

Rationalization of manufacturing facilities. The Corporation’s decision to pursue the opportunity to acquire a fully equipped machine shop in Calgary resulted in management abandoning plans to construct a new, consolidated facility. A provision was taken in 2003 for the difference between the expected realization from the sale of the land acquired for this new facility and the accumulated acquisition and facility design costs. The Corporation completed the sale of all of the land in 2004 at an amount that resulted in a recovery of $377 over the written down value. In 2004, management committed to a plan to consolidate all of its manufacturing activities into the machine shop building acquired in 2003. This plan requires the disposal of a number of the machine tools acquired with the building. Management has written down the book value of these machines to their estimated recoverable value, established through an independent appraisal obtained in February 2005, resulting in a charge of $1,174.
	797	2,614

Write down of inventories Based on its review of inventory and in light of existing business conditions, the Corporation identified obsolete components as well as items where its inventory levels were higher than required to support existing products and current manufacturing activity. Management wrote down this inventory to its estimate of net realizable value.	—	9,422

	$2,747	$15,253

Reserves included in the Corporation’s balance sheet at December 31, 2004 and 2003 were as follows:

Workforce
reduction

Reserve at December 31, 2003	313
Paid in 2004	(313)
Added in 2004
Reserve at December 31, 2004	1,240

1,240

TESCO CORPORATION 2004 ANNUAL REPORT	29

In addition to these items, the Corporation’s results for the years ended December 31, 2004 and 2003 include other substantial expenses arising from events associated with the continuing activities of the business that are unusual:

	2004	2003
Impairment of drilling equipment. The Corporation has identified certain assets included in its fleet of drilling equipment that management has assessed as being unable to recover their capitalized cost over their economic life. These assets, which consist of prototype or specific purpose items, were put into service at a cost in excess of that which is recoverable from the activities for which they will now be utilized.	2,104	—

Bankruptcy of major customer. As described in Note 9(b) to the December 31, 2002 financial statements, the Corporation was owed $3,879 from the sale of drilling equipment to a US customer. This customer was petitioned into bankruptcy in May 2003 and management believes it is unlikely that the Corporation will recover the full amount it is owed.	—	2,978

Retrofit electric top drive. The Corporation identified a technical problem with the motor drive systems used in some models of its electric top drive. The Corporation has and will continue to incur costs to install the retrofit required to correct this problem that are in excess of the warranty provision made at the time of the sale.	—	4,886

Write off deferred maintenance costs. The Corporation operates a program of scheduled, periodic maintenance for its drilling equipment. Costs incurred under this program were deferred and amortized over the period until the next scheduled maintenance until 2003 when, as a result of a change in Canadian generally accepted accounting principles, this policy was no longer considered to be an acceptable accounting practice. The Corporation wrote off the balance of deferred maintenance costs, net of accumulated amortization, at December 31, 2003.	—	2,105

Impairment of investment. Based on a persistent deficiency in the quoted market value of the Corporation’s investment in DTC compared to carrying value, management has provided for an impairment in the value of this investment at December 31, 2003.	—	2,858

	$2,104	$12,827

The total charge of $4,851 (2003 – $28,080) has been attributed $1,967 to Wellsite Services Division (2003 – $2,942), $2,061 to Products Division (2003 – $19,435) and the balance of $823 relates to Corporate activities and assets (2003 – $5,703).

14. Income Taxes

Income tax expense (recovery) varies from the amounts that would be computed by applying the combined federal and Alberta provincial income tax rate of 33.3% (2003 – 36.8%, 2002 – 39.3%) due to the following factors:

	2004	2003	2002

Income (loss) from continuing operations before income taxes	$(4,603)	$(35,227)	$(1,481)

Expected income tax expense (recovery)	$(1,535)	$(12,964)	$(581)
Reduction of expected income tax expense (recovery) as a result of:
Large corporation tax	167	290	252
Non-deductible expenses (including stock compensation expense)	1,285	979	183
Non-taxable portion of capital gains and losses	(222)	(1,322)	—
Effect of changes in expected tax rates in computing future taxes	366	682	497
Tax rates applied to earnings not attributed to Alberta	2,325	1,486	(696)
Impairment of future tax assets	320	—	—
Other	260	—	—

Income tax expense (recovery) for the year	$2,966	$(10,849)	$(345)

30	TESCO CORPORATION 2004 ANNUAL REPORT

The Corporation has provided for future taxes on the anticipated reversal of differences between the values at which assets and liabilities are recorded in the consolidated financial statements and their values for tax filing purposes. $17,802 of these differences relates to provisions recorded in the consolidated financial statements that are expected to be deductible for income taxes purposes in 2005; the tax recovery associated with these provisions of $6,071 is included in current assets. The Corporation has also recognized a non-current future tax benefit of $13,161(2003 — $12,284, 2002 — $5,355) on the carry forward of non-capital losses of $48,939 (2003 — $45,990, 2002 — $18,712). Non-capital losses of the company may be carried forward and applied to reduce future taxable income subject to specific time limits, the losses carried forward at December 31, 2004 expire as follows:

Expiry year	Amount of loss

2005	$278
2006	$9,944
2007	$6,912
2009	$9,631
2010	$19,196
2014	$2,978

A non-current future tax benefit of $2,475 has also been recognized for unutilized foreign tax credits arising from taxes paid on foreign branch operations that are creditable against the Corporation’s Canadian taxes in the future subject to specific time limits as follows.

Expiry year	Amount of loss

2009	$16
2010	$2,459

A non-current future tax liability of $12,271 (2003 — $14,630, 2002 — $13,963) has been provided in respect of timing differences, substantially all of which relate to the Corporation’s capital assets, totaling $33,166 (2003 — $47,357, 2002 — $42,646). No provision is made for taxes that may be payable on the repatriation of accumulated earnings in foreign subsidiaries on the basis that these earnings will continue to be used to finance the activities of these subsidiaries.

15. Supplementary Cash Flow Information

(a) Components of changes in non-cash balances affecting operations are:

	2004	2003	2002

Decrease in accounts receivable	$877	$16,991	$11,800
Decrease (increase) in inventories	5,267	4,124	(13,489)
Increase (decrease) in accounts payable and accrued liabilities	(4,945)	4,459	(10,285)
Decrease (increase) in income taxes recoverable	(2,433)	3,237	(5,466)
Reclassification of foreign tax installments to future taxes	(2,545)	—	—

	$(3,779)	$28,811	$(17,440)

(b) Cash payments in respect of:

	2004	2003	2002

Interest	$4,956	$5,267	$4,422
Income taxes	$9,229	$5,233	$8,702

(c) Cash receipts in respect of:

	2004	2003	2002

Interest	$750	$676	$2,642
Income tax refunds	$301	$6,439	$2,637

TESCO CORPORATION 2004 ANNUAL REPORT	31

16. Commitments

The Corporation has non-cancelable operating lease commitments as follows:

	Manufacturing
	and operations
	facilities	Equipment

2005	$1,215	$121
2006	634	69
2007	428	39
2008	122	—
2009	121	—
Thereafter	—	—

17. Segment Information

The Corporation’s operations are principally in the manufacturing and oil and gas service sectors. The Corporation has two operating divisions that provide different products and services to the Corporation’s customers. The operating divisions are:

•	Products – provides the design, manufacture and sale, including after-sales support, of specialized equipment to the oil and gas industry;

•	Wellsite Services – provides services, including the use of specialized equipment, primarily to oil and gas operators.

Operating divisions report their results of operations to the level of earnings before income taxes. Certain functions, including product development activities and corporate management and administration, are provided centrally from the corporate office; the costs of these functions, together with items comprising the group’s net financial expense and income taxes, are not allocated to operating divisions.

Significant financial information relating to the operating divisions is as follows:

Year ended December 31, 2004

			Depreciation	Earnings
	Revenues		and	(loss)		Capital
	Internal	Third party	amortization	before taxes	Total assets	expenditure

Products	$27,138	$47,052	$2,905	$1,967	$49,332	$359
Wellsite Services	3,892	132,009	14,876	20,372	158,482	8,791

	$31,030	$179,061	17,781	22,339	207,814	9,150

Intersegment eliminations			(799)	1,017	(4,719)	—
Product development			—	(3,882)	5,408	5
Corporate items			1,923	(24,077)	70,229	952

			$18,905	$(4,603)	$278,732	$10,107

Year ended December 31, 2003

			Depreciation	Earnings
	Revenues		and	(loss)		Capital
	Internal	Third party	amortization	before taxes	Total assets	expenditure

Products	$39,245	$57,841	$1,592	$8,763	$57,047	$3,258
Wellsite Services	5,389	127,822	14,169	13,009	206,747	19,705

	$44,634	$185,663	15,761	21,772	206,794	22,963

Intersegment eliminations			(1,272)	1,055	(5,903)	—
Product development			567	(10,460)	6,203	107
Corporate items			1,806	(47,594)	73,285	954

			$16,862	$(35,227)	$337,379	$24,024

32	TESCO CORPORATION 2004 ANNUAL REPORT

Year ended December 31, 2002
			Depreciation
	Revenues		and	Earnings (loss)		Capital
	Internal	Third party	amortization	before taxes	Total assets	expenditure

Products	$47,632	$57,980	$1,139	$9,448	$82,153	$3,894
Wellsite Services	6,291	94,433	8,635	12,849	185,327	35,791

	$53,923	$152,413	$9,774	$22,297	$267,480	$39,685

Intersegment eliminations			30	(449)	(4,143)	(419)
Product development			572	(11,707)	8,048	7,263
Corporate items			1,701	(11,622)	82,405	11,071

			$12,077	$(1,481)	$353,790	$57,600

The Corporation’s goodwill of $11,106 (2003 – $7,504, 2002 – $4,170) is included in total assets attributed to the Wellsite Services Division.

The Corporation attributes sales to geographic regions based on the location of the customer. Generally, for service activities, this will be the region in which the service activity occurs and, for equipment sales, this will be the region in which the customer’s purchasing office is located. The Corporation’s sales occurred and property, plant, equipment and goodwill were located in the following areas of the world:

		Property, plant,
Year ended December 31, 2004	Sales	equipment and goodwill

Canada	$21,423	$32,955
United States	92,224	65,942
Mexico	9,095	4,264
South America	14,137	14,686
South East Asia	25,570	12,108
Europe, Africa and Middle East	16,612	9,221

		Property, plant,
Year ended December 31, 2003	Sales	equipment and goodwill

Canada	$31,396	$35,011
United States	83,230	73,980
Mexico	29,250	4,917
South America	9,007	16,102
South East Asia	19,242	11,578
Europe, Africa and Middle East	13,538	10,946

		Property, plant,
Year ended December 31, 2002	Sales	equipment and goodwill

Canada	$19,271	$52,975
United States	50,538	59,001
Mexico	16,288	5,260
South America	14,799	14,706
South East Asia	28,138	12,120
Europe, Africa and Middle East	23,379	11,886

For the year ended December 31, 2004, and 2002 no single customer represented more than 10% of total revenues.

For the year ended December 31, 2003, the Corporation earned Wellsite Services revenue from one customer of $18,693, representing slightly more than 10% of total revenues for the year.

TESCO CORPORATION 2004 ANNUAL REPORT	33

18. Reconciliation to United States Generally Accepted Accounting Principles

The consolidated financial statements of the Corporation are prepared using accounting principles that are generally accepted in Canada. These principles differ in some material respects from those that are generally accepted in the United States. For the years ended December 31, 2004, 2003 and 2002, the principal differences that result in material measurement changes in the consolidated financial statements of the Corporation are:

(a) Accounting for product development costs

Costs of product development that are capitalized as technology and amortized under Canadian GAAP are required to be expensed in the period incurred under U.S. GAAP.

(b) Accounting for deferred maintenance costs

Costs incurred under the Corporation’s program of scheduled periodic maintenance for drilling equipment which were capitalized for Canadian GAAP are expensed in the period incurred for U.S. GAAP. The Corporation changed its method of accounting for these costs in 2003, eliminating this item as an accounting difference for the year ended December 31, 2003 forward (Note 8).

(c) Valuation of options and warrants

Prior to January 1, 2002, the requirement to account for equity instruments issued for purposes other than compensation of employees at the fair value of the instrument on its grant date was applicable only under U.S. GAAP. In December 1995, the Corporation granted 980,000 options and warrants in conjunction with the formation of the Casing Drilling Joint Venture. Under U.S. GAAP, these options and warrants had a fair value at their grant date of approximately $3,675, which amount would have been added to the Corporation’s investment in and subsequent acquisition of the Casing Drilling Joint Venture and to shareholders’ equity. Subsequent to the acquisition of the Casing Drilling Joint Venture, this cost would have been attributed to the Corporation’s capitalized technology and development costs, which are expensed under U.S. GAAP (Note 19(a)).

(d) Reduction of capital

In November 1993, the Corporation reduced its share capital by $13,842 to eliminate its accumulated deficit. U.S. GAAP requires that the financial statements continue to reflect this accumulated deficit by restating share capital on the basis that the reduction had not occurred.

(e) Future taxes

Both Canadian and U.S. GAAP require future taxes to be computed using tax rates for future periods that are expected to apply. However, in determining the rates that are expected to apply, Canadian GAAP requires the use of rates that are substantively enacted, whereas U.S. GAAP permits only the use of tax rates that are enacted, at the date of preparation of the financial statements.

(f) Repricing stock options

U.S. GAAP requires, as of July 1, 2000, recognition as compensation expense of increases in the market value of repriced stock options that were initially defined as non-compensatory options. Under Canadian GAAP, no compensation expense is required to be recognized for option repricings occurring prior to January 1, 2002.

(g) Investment

Under U.S. GAAP, marketable securities held as portfolio investments for Canadian GAAP are carried on the balance sheet at market value as at the balance sheet date. U.S. GAAP requires that temporary differences between the market and carrying values of investments at reporting dates be reflected through a statement of other comprehensive income. For the year ended December 31, 2004, the Corporation would have reflected an increase in the carrying value of its investment of $540 to adjust to market value at that date through other comprehensive income under U.S. GAAP.

34	TESCO CORPORATION 2004 ANNUAL REPORT

The effect of these differences on the reported results and financial position of the Corporation is as follows:

Consolidated Statements of Earnings

	2004	2003	2002

Net earnings (loss) — Canadian GAAP	$(7,569)	$(24,378)	$(1,136)

Adjusted for:
Product development costs	1,097	1,097	1,039
Deferred maintenance costs	—	2,105	(2,105)

	1,097	3,202	(1,066)
Tax effect	(351)	(1,025)	352

	746	2,177	(714)

Net earnings (loss) — U.S. GAAP	$(6,823)	$(22,201)	$(1,850)

Net earnings (loss) per common share (basic)
Canadian GAAP	$(0.22)	$(0.71)	$(0.03)

U.S. GAAP	$(0.20)	$(0.64)	$(0.05)

Net earnings (loss) per common share (diluted)
Canadian GAAP	$(0.22)	$(0.71)	$(0.03)

U.S. GAAP	$(0.20)	$(0.64)	$(0.05)

Consolidated Statements of Retained Earnings

	2004	2003	2002

Retained earnings, beginning of year
Canadian GAAP	$64,570	$88,948	$90,084
Adjusted for cumulative effect of prior years’ Canadian/U.S. GAAP differences	(22,634)	(24,811)	(24,097)

	41,936	64,137	65,987
Net earnings (loss) for the periods, U.S. GAAP	(6,823)	(22,201)	(1,850)

Retained earnings, end of period, U.S. GAAP	$35,113	$41,936	$64,137

TESCO CORPORATION 2004 ANNUAL REPORT	35

Consolidated Balance Sheets

	2004	2003	2002

Intangible and other assets
Canadian GAAP	$12,127	$15,191	$16,875
Adjusted for:
Product development costs	(7,258)	(8,355)	(9,454)
Deferred maintenance costs	—	—	(2,105)

U.S. GAAP	$4,869	$6,836	$5,316

Investment
Canadian GAAP	$7,830	$7,830	$10,324
Adjusted for:
Market value adjustment charged to other comprehensive income	(810)	(1,350)	—

U.S. GAAP	$7,020	$6,480	$10,324

Future income taxes
Canadian GAAP	$(9,436)	$(4,433)	$8,608
Adjusted for:
Tax effect of Canadian/U.S. GAAP differences	(4,233)	(4,450)	(5,475)

U.S. GAAP	$(13,669)	$(8,883)	$3,133

Share capital
Canadian GAAP	$157,237	$155,237	$151,826
Adjusted for:
Reduction of capital	13,842	13,842	13,842

U.S. GAAP	$171,079	$169,079	$165,668

Contributed surplus
Canadian GAAP	$4,741	$1,711	$—
Adjusted for:
Valuation of options and warrants	3,660	3,660	3,660
Compensation expense for repriced options	315	315	315

U.S. GAAP	$8,716	$5,686	$3,975

Other comprehensive income
Canadian GAAP	$—	$—	$—
Adjusted for:
Recovery (decline) in fair value of investment	540	(1,350)	—
Tax effect thereon	134	—

U.S. GAAP	$647	$(1,350)	$—

In addition to these measurement differences, U.S. GAAP would require the Corporation to record $Nil (2003 – $14,308) of the charges included in restructuring charges and other exceptional items for the year ended December 31, 2004 in cost of sales.

19. Recent Accounting Pronouncements

In January 2005, the Accounting Standards Board of the Canadian Institute of Chartered Accountants released new accounting rules for derivatives and other financial instruments. These rules, which will not be effective until the Corporation’s 2006 fiscal year, will substantially harmonize Canadian accounting for derivatives and other financial instruments with US accounting standards. Management is unable at this time to estimate the effect of these changes on the Corporation’s future financial statements.

36	TESCO CORPORATION 2004 ANNUAL REPORT